                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)(1)

                                  ChipPAC, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   169657-10-3
                    ----------------------------------------
                                 (CUSIP Number)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                    101 Park Avenue, New York, New York 10178
                                 (212) 309-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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                                                              PAGE 2 OF 27 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP MEZZANINE III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,020,081 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,020,081 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,020,081 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES (i) 16,000,245 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITICORP MEZZANINE III, L.P. ("CMIII") DISCLAIMS BENEFICIAL OWNERSHIP, (ii) 2,823,573 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CVC, FOR WHICH SHARES CMIII DISCLAIMS BENEFICIAL OWNERSHIP AND (iii) 10,480 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CMIII DISCLAIMS BENEFICIAL OWNERSHIP.

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                                                              PAGE 3 OF 27 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP CAPITAL INVESTORS, LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   5,020,081 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   5,020,081 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,020,081  SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** EXCLUDES (i) 16,000,245 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITICORP CAPITAL INVESTORS, LIMITED ("CCI") DISCLAIMS BENEFICIAL OWNERSHIP, (ii) 2,823,573 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CVC, FOR WHICH SHARES CCI DISCLAIMS BENEFICIAL OWNERSHIP AND (iii) 10,480 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CCI DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 4 OF 27 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP VENTURE CAPITAL LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   18,823,818 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   18,823,818 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,823,818 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES 2,823,573 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP, AND EXCLUDES (i) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P., FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP AND (ii) 10,480 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CVC DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 5 OF 27 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIBANK, N.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NATIONAL BANKING ASSOCIATION
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   18,823,818 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   18,823,818 SHARES**
                              --------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,823,818 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (i) 16,000,245 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP VENTURE CAPITAL LTD. ("CVC") AND (ii) 2,823,573 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CVC, FOR WHICH SHARES CITIBANK, N.A. ("CITIBANK") DISCLAIMS BENEFICIAL OWNERSHIP, AND EXCLUDES
     (a) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P., FOR WHICH SHARES CITIBANK DISCLAIMS BENEFICIAL OWNERSHIP AND (b) 10,480 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITIBANK DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 6 OF 27 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   23,843,899 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   23,843,899 SHARES**
                              --------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,843,899 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (i) 2,823,573 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITICORP DISCLAIMS BENEFICIAL OWNERSHIP, (ii) 16,000,245 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CVC, AND (iii) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P., AND EXCLUDES 10,480 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITICORP DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 7 OF 27 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   23,843,899 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   23,843,899 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,843,899 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** INCLUDES (i) 2,823,573 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITIGROUP HOLDINGS COMPANY ("CITIGROUP HOLDINGS") DISCLAIMS BENEFICIAL OWNERSHIP, (ii) 16,000,245 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CVC AND (iii) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P., AND EXCLUDES 10,480 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC., FOR WHICH SHARES CITIGROUP HOLDINGS DISCLAIMS BENEFICIAL OWNERSHIP.

                                                              PAGE 8 OF 27 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   23,854,379 SHARES**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   23,854,379 SHARES**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,854,379 SHARES**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!


** INCLUDES (i) 2,823,573 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY AN AFFILIATE OF CITICORP VENTURE CAPITAL LTD. ("CVC"), FOR WHICH SHARES CITIGROUP INC. DISCLAIMS BENEFICIAL OWNERSHIP, (ii) 16,000,245 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CVC, (iii) 5,020,081 SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED BY CITICORP MEZZANINE III, L.P. AND
     (iv) 10,480 SHARES OF CLASS A COMMON STOCK THAT MAY BE DEEMED TO BE BENEFICIALLY OWNED BY CERTAIN OTHER SUBSIDIARIES OF CITIGROUP INC.

                                                              PAGE 9 OF 27 PAGES

                  This Amendment No. 1 ("AMENDMENT NO. 1") to the Statement on
Schedule 13D filed on June 27, 2001 with the Securities and Exchange Commission (as so amended, the "SCHEDULE 13D"), with respect to the Class A Common Stock, par value $0.01 per share (the "CLASS A COMMON STOCK"), of ChipPAC, Inc., a Delaware corporation ("CHIPPAC" or the "COMPANY"), amends and supplements the following items of the Schedule 13D.

                  Amendment No. 1 is being filed to reflect a decrease in the beneficial ownership percentage of the Reporting Persons (as defined below) as a result of an increase in the number of outstanding shares of Class A Common Stock as reported by the Company.

                  The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used but not defined herein shall have the meanings associated to them on the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety to read as follows:

                  (a) This Schedule 13D is being filed by (i) Citicorp Mezzanine III, L.P., a Delaware limited partnership ("CMIII"), by virtue of its beneficial ownership of the Company's 8% Convertible Subordinated Notes Due 2011, which are immediately convertible into Class A Common Stock, (ii) Citicorp Capital Investors, Limited, a Delaware corporation ("CCI"), as general partner of CMIII, (iii) Citicorp Venture Capital Ltd., a New York corporation ("CVC"), by virtue of beneficially owning 16,000,245 shares of Class A Common Stock, (iv) Citibank, N.A., a national banking association ("CITIBANK"), by virtue of its ownership of all of the outstanding common stock of CVC, (v) Citicorp, a Delaware corporation ("CITICORP"), by virtue of its ownership of all of the outstanding common stock of CCI and Citibank, (vi) Citigroup Holdings Company, a Delaware corporation ("CITIGROUP HOLDINGS"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vii) Citigroup Inc., a Delaware corporation ("CITIGROUP"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "REPORTING PERSONS," and each a "REPORTING PERSON").

                  Attached as SCHEDULE A is information concerning each executive officer and director of CCI and, by virtue of CCI's position as general partner of CMIII, of CMIII. Attached as SCHEDULE B is information concerning each executive officer and director of CVC. Attached as SCHEDULE C is information concerning each executive officer and director of Citigroup. Schedules A through C each are incorporated into and made a part of this
Schedule 13D.

                  (b) The address of the principal business and principal office of each of CMIII, CCI, CVC, Citibank, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899.

                  (c) CMIII's principal business is investing in equity and subordinated debt securities of companies. CCI's principal business is being general partner of CMIII and acting as

                                                             PAGE 10 OF 27 PAGES

an investment manager for certain other affiliates of Citigroup. CVC's principal business is investing in acquisitions. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

                  (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) CMIII is a Delaware limited partnership. CVC is a New York corporation. Citibank is a national banking association. Each of CCI, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedules A through C, to the knowledge of each Reporting Person, each executive officer and director named in Schedules A through C to this Schedule 13D are citizens of the United States.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  Item 5 is hereby amended and restated in its entirety to read as follows:

                  (a) CMIII may be deemed to have beneficial ownership of 5,020,081 shares of Class A Common Stock, which represent 5.1% of all shares of Class A Common Stock outstanding. CVC directly beneficially owns 16,000,245 shares of Class A Common Stock, which represent 17.2% of all shares of Class A Common Stock outstanding. CMIII disclaims beneficial ownership of the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, and CVC disclaims beneficial ownership of the 5,020,081 shares of Class A Common Stock beneficially owned by CMIII. An affiliate of CVC beneficially owns 2,823,573 shares of Class A Common Stock, which represent 3.0% of all shares of Class A Common Stock outstanding, for which shares CMIII and CVC disclaim beneficial ownership. Citigroup indirectly beneficially owns, exclusively through its holding company structure, 23,854,379 shares of Class A Common Stock, which represent 24.3% of all shares of Class A Common Stock outstanding, including 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and 10,480 shares of Class A Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. Citigroup disclaims beneficial ownership of the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC. CMIII and CVC disclaim beneficial ownership of the 10,480 shares of Class A Common Stock that may be deemed to be beneficially owned

                                                             PAGE 11 OF 27 PAGES

by certain other subsidiaries of Citigroup. Citigroup Holdings and Citicorp, exclusively through their holding company structure, indirectly beneficially own 23,843,899 shares of Class A Common Stock, which represent 24.3% of all shares of Class A Common Stock outstanding, including 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC and 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC. Citigroup Holdings and Citicorp disclaim beneficial ownership of the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 10,480 shares of Class A Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. CCI, as general partner of CMIII, indirectly beneficially owns the 5,020,081 shares of Class A Common Stock held by CMIII, which represent 5.1% of all shares of Class A Common Stock outstanding. CCI disclaims beneficial ownership of the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 10,480 shares of Class A Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. Citibank, by virtue of its 100% ownership interest in CVC, indirectly beneficially owns the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, which represent 17.2% of all shares of Class A Common Stock outstanding. Citibank disclaims beneficial ownership of the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC and the 10,480 shares that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. Percentages are based on the number of shares of Class A Common Stock issued and outstanding as of August 8, 2002 as reported on the Company's most recent Form 10-Q.

                  (b) CMIII and CCI may be deemed to share the voting and dispositive power of the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII. Citibank and CVC may be deemed to share the voting and dispositive power of (i) the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC and (ii) the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC, as to which shares Citibank and CVC disclaim beneficial ownership. Citicorp and Citigroup Holdings may be deemed to share the voting and dispositive power of (i) the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII,
(ii) the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC and (iii) the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC, as to which shares Citicorp and Citigroup Holdings disclaim beneficial ownership. Citigroup may be deemed to share the voting and dispositive power of (i) the 5,020,081 shares of Class A Common Stock directly beneficially owned by CMIII, (ii) the 16,000,245 shares of Class A Common Stock directly beneficially owned by CVC, (iii) the 2,823,573 shares of Class A Common Stock directly beneficially owned by an affiliate of CVC, as to which shares Citigroup disclaims beneficial ownership, and (iv) the 10,480 shares of Class A Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup. This form is being filed by

                                                             PAGE 12 OF 27 PAGES

CCI, Citibank, Citicorp, Citigroup Holdings and Citigroup because of CCI's position as general partner of CMIII, Citibank's 100% ownership interest in CVC, Citicorp's 100% ownership interest in CCI and Citibank, Citigroup Holdings' 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

                  (c) Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A through C to this Schedule 13D, has effected a transaction in shares of Class A Common Stock during the past 60 days.

                  (d) No person other than CMIII has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by CMIII. No person other than CVC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by CVC.

                  (e)      Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented as follows:

Exhibit 15  -     Joint Filing Agreement, dated as of August 22, 2002, by and among Citicorp Mezzanine III, L.P., Citicorp Capital
                  Investors, Limited, Citicorp Venture Capital Ltd., Citibank,
                  N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc.

                                                             PAGE 13 OF 27 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   August 22, 2002

                                       CITICORP MEZZANINE III, L.P.

                                       By:  Citicorp Capital Investors, Limited,
                                               its General Partner


                                       By:      /s/ Byron Knief
                                          --------------------------------------
                                          Name:  Byron Knief
                                           Title: President

                                                             PAGE 14 OF 27 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   August 22, 2002


                                       CITICORP CAPITAL INVESTORS, LIMITED


                                       By:      /s/ Byron Knief
                                          --------------------------------------
                                          Name:  Byron Knief
                                          Title: President

                                                             PAGE 15 OF 27 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   August 22, 2002


                                       CITICORP VENTURE CAPITAL LTD.


                                       By:      /s/ Anthony P. Mirra
                                          --------------------------------------
                                          Name:  Anthony P. Mirra
                                          Title: Vice President and
                                                 Assistant Secretary

                                                             PAGE 16 OF 27 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   August 22, 2002


                                       CITIBANK, N.A.


                                       By:      /s/ Joseph B. Wollard
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary

                                                             PAGE 17 OF 27 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   August 22, 2002


                                    CITICORP


                                       By:      /s/ Joseph B. Wollard
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary

                                                             PAGE 18 OF 27 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   August 22, 2002


                                       CITIGROUP HOLDINGS COMPANY


                                       By:      /s/ Joseph B. Wollard
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary

                                                             PAGE 19 OF 27 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   August 22, 2002


                                       CITIGROUP INC.


                                       By:      /s/ Joseph B. Wollard
                                          --------------------------------------
                                          Name:  Joseph B. Wollard
                                          Title: Assistant Secretary

                                                             PAGE 20 OF 27 PAGES

                                                                      SCHEDULE A

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Capital Investors, Limited.

Name, Title and Citizenship           Principal Occupation and Place of Business
---------------------------           ------------------------------------------

William T. Comfort                    Director and Chairman
Director and Executive Officer

Byron Knief                           Director and President
Director and Executive Officer

Ann M. Goodbody                       Director
Director

Richard E. Mayberry                   Vice President
Executive Officer

Lauren M. Connelly                    Vice President & Secretary
Executive Officer

Anthony P. Mirra                      Vice President
Executive Officer

David M. Baginsky                     Vice President
Executive Officer

Edward I. Salvitti                    Vice President & Assistant Treasurer
Executive Officer

William W. Wolf                       Vice President & Assistant Secretary
Executive Officer

Peter Haggerty                        Vice President & Treasurer
Executive Officer

Darryl A. Johnson                     Assistant Vice President
Executive Officer

                                                             PAGE 21 OF 27 PAGES

                                                                      SCHEDULE B


Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital Ltd.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

William T. Comfort                    Director and Senior Vice President
Director

Ann M. Goodbody                       Director
Director

David F. Thomas                       Director and Vice President
Director

Michael T. Bradley                    Vice President
Executive Officer

Lauren M. Connelly                    Vice President and Secretary
Executive Officer

Charles E. Corpening                  Vice President
Executive Officer

Michael A. Delaney                    Vice President and Managing Director
Executive Officer

Michael S. Gollner                    Vice President
Executive Officer

Ian D. Highet                         Vice President
Executive Officer

David Y. Howe                         Vice President
Executive Officer

Byron L. Knief                        Senior Vice President
Executive Officer

                                                             PAGE 22 OF 27 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Richard E. Mayberry                   Vice President
Executive Officer

Thomas F. McWilliams                  Vice President
Executive Officer

Anthony P. Mirra                      Vice President and Assistant Secretary
Executive Officer

Paul C. Schorr                        Vice President and Managing Director
Executive Officer

Joseph M. Silvestri                   Vice President
Executive Officer

James A. Urry                         Vice President
Executive Officer

John D. Weber                         Vice President
Executive Officer

Darryl A. Johnson                     Assistant Vice President
Executive Officer

                                                             PAGE 23 OF 27 PAGES

                                                                      SCHEDULE C

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the directors or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citigroup Inc.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

C. Michael Armstrong                  Chairman & Chief Executive Officer
Director                              AT&T Corporation
                                      295 North Maple Avenue, Room 4353L
                                      Basking Ridge, NJ  07920

Alain J. P. Belda                     President & Chief Executive Officer
Director                              Alcoa Inc.
Brazil                                390 Park Avenue, 11th Floor
                                      New York, NY 10022

George David                          Chairman & Chief Executive Officer
Director                              United Technologies Corporation

Kenneth T. Derr                       Chairman, retired
Director                              Chevron Corporation
                                      575 Market Street, 32nd Floor
                                      San Francisco, CA 94105

John M. Deutch                        Institute Professor
Director                              Massachusetts Institute of Technology
                                      77 Massachusetts Avenue, room 6-208
                                      Cambridge, MA  02139

The Honorable Gerald R. Ford          Former President of the United States
Honorary Director                     40365 Sand Dune Road
                                      Rancho Mirage, CA  92270

Alfredo Harp-Helu                     Chairman
Director                              Grupo Financiero Banamex
Mexico                                Isabel la Catolica No. 44
                                      Col. Centro 06089
                                      Mexico City, Mexico


                                                             PAGE 24 OF 27 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Ann Dibble Jordan                     Consultant
Director                              2940 Benton Place, N.W.
                                      Washington, DC  20008-2718

Reuben Mark                           Chairman and Chief Executive Officer
Director                              Colgate-Palmolive Company
                                      300 Park Avenue
                                      New York, NY  10022-7499

Michael T. Masin                      Vice Chairman and President
Director                              Verizon Communications Inc.
                                      1095 Avenue of the Americas, 37th Floor
                                      New York, NY  10036

Dudley C. Mecum                       Managing Director
Director                              Capricorn Holdings, G.P.
                                      30 East Elm Street
                                      Greenwich, CT  06830

Richard D. Parsons                    President
Director                              AOL Time Warner Inc.
                                      75 Rockefeller Plaza, 29th Floor
                                      New York, NY  10019

Andrall E. Pearson                    Founding Chairman
Director                              Yum! Brands, Inc.
                                      660 Steamboat Road
                                      Greenwich, CT  06830

Roberto Hernandez Ramirez             Chairman of the Board
Director                              Banco Nacional de Mexico
Mexico                                Actuario Roberto Medellin No. 800
                                      5th Floor
                                      Col. Santa Fe, 01210
                                      Mexico City, Mexico

Robert E. Rubin                       Member of the Office of the Chairman
Director and                          Citigroup Inc.
Executive Officer


                                                             PAGE 25 OF 27 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Franklin A. Thomas                    Former President
Director                              The Ford Foundation
                                      595 Madison Avenue, 33rd Floor
                                      New York, NY  10022

Sanford I. Weill                      Chairman and Chief Executive Officer
Director and                          Citigroup Inc.
Executive Officer

Arthur Zankel                         Managing Partner
Director                              Zankel Capital Advisors, LLC
                                      535 Madison Avenue
                                      New York, NY  10022

Winfried F. W. Bischoff               Chairman
Executive Officer                     Citicorp Europe
United Kingdom and Germany

Michael A. Carpenter                  Chief Executive Officer
Executive Officer                     Global Corporate and Investment Bank
                                      Citigroup Inc.
                                      388 Greenwich Street
                                      New York, NY  100013

Stanley Fischer                       Vice Chairman
Executive Officer                     Citigroup Inc.

Thomas Wade Jones                     Chairman & Chief Executive Officer
Executive Officer                     Global Investment Management and Private Banking Group

Deryck C. Maughan                     Vice Chairman
Executive Officer                     Citigroup Inc.
United Kingdom

Victor J. Menezes                     Chairman and Executive Officer
Executive Officer                     Citibank, N.A.

Charles O. Prince, III                Chief Operating Officer and Corporate Secretary
Executive Officer                     Citigroup Inc.


                                                             PAGE 26 OF 27 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

William R. Rhodes                     Senior Vice President
Executive Officer                     Citigroup Inc.

Todd S. Thomson                       Executive Vice President, Finance & Investment and Chief
Executive Officer                     Financial Officer
                                      Citigroup Inc.

Robert B. Willumstad                  President
Executive Officer                     Citigroup Inc.

                                                             PAGE 27 OF 27 PAGES

                                  EXHIBIT INDEX


EXHIBIT NO.

Exhibit 15. Joint Filing Agreement, dated as of August 22, 2002, by and among Citicorp Mezzanine III, L.P., Citicorp Capital Investors, Limited, Citicorp Venture Capital Ltd., Citibank, N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc.